SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 30, 2014

Consolidated Financial Statements

For the fiscal year ended March 31, 2014

Sony Corporation

TOKYO, JAPAN

F-1

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2014 based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2014.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2014, presented on page xx.

F-2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

May 29, 2014

F-3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	826,361	1,046,466
Marketable securities	697,597	832,566
Notes and accounts receivable, trade	844,117	946,553
Allowance for doubtful accounts and sales returns	(67,625)	(75,513)
Inventories	710,054	733,943
Other receivables	148,142	177,685
Deferred income taxes	44,615	53,068
Prepaid expenses and other current assets	443,272	490,118
Total current assets	3,646,533	4,204,886
Film costs	270,089	275,799
Investments and advances:
Affiliated companies	198,621	181,263
Securities investments and other	7,118,504	7,737,748
	7,317,125	7,919,011
Property, plant and equipment:
Land	131,484	125,890
Buildings	778,514	674,841
Machinery and equipment	1,934,520	1,705,774
Construction in progress	47,839	39,771
	2,892,357	2,546,276
Less – Accumulated depreciation	2,030,807	1,796,266
	861,550	750,010
Other assets:
Intangibles, net	694,621	675,663
Goodwill	643,243	691,803
Deferred insurance acquisition costs	465,499	497,772
Deferred income taxes	107,688	105,442
Other	204,685	213,334
	2,115,736	2,184,014
Total assets	14,211,033	15,333,720

(Continued on following page.)

F-4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2013	2014
LIABILITIES
Current liabilities:
Short-term borrowings	87,894	111,836
Current portion of long-term debt	156,288	265,918
Notes and accounts payable, trade	572,102	712,829
Accounts payable, other and accrued expenses	1,097,253	1,175,413
Accrued income and other taxes	75,080	81,842
Deposits from customers in the banking business	1,857,448	1,890,023
Other	469,024	545,753
Total current liabilities	4,315,089	4,783,614
Long-term debt	938,428	916,648
Accrued pension and severance costs	311,469	284,963
Deferred income taxes	369,919	410,896
Future insurance policy benefits and other	3,535,532	3,824,572
Policyholders’ account in the life insurance business	1,715,610	2,023,472
Other	349,985	302,299
Total liabilities	11,536,032	12,546,464
Redeemable noncontrolling interest	2,997	4,115
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
2013– Shares authorized: 3,600,000,000, shares issued: 1,011,950,206	630,923
2014– Shares authorized: 3,600,000,000, shares issued: 1,044,707,767		646,654
Additional paid-in capital	1,110,531	1,127,090
Retained earnings	1,094,775	940,262
Accumulated other comprehensive income –
Unrealized gains on securities, net	109,079	127,509
Unrealized losses on derivative instruments, net	(742)	–
Pension liability adjustment	(191,816)	(180,039)
Foreign currency translation adjustments	(556,016)	(399,055)
	(639,495)	(451,585)
Treasury stock, at cost
Common stock
2013– 1,048,870 shares	(4,472)
2014– 1,026,618 shares		(4,284)
	2,192,262	2,258,137
Noncontrolling interests	479,742	525,004
Total equity	2,672,004	2,783,141
Total liabilities and equity	14,211,033	15,333,720

The accompanying notes are an integral part of these statements.

F-5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Sales and operating revenue:
Net sales	5,529,716	5,691,216	6,682,274
Financial services revenue	865,737	999,276	988,944
Other operating revenue	97,630	105,012	96,048
	6,493,083	6,795,504	7,767,266
Costs and expenses:
Cost of sales	4,386,447	4,485,425	5,140,053
Selling, general and administrative	1,375,242	1,457,626	1,728,520
Financial services expenses	734,954	854,221	816,158
Other operating (income) expense, net	(59,594)	(235,219)	48,666
	6,437,049	6,562,053	7,733,397
Equity in net loss of affiliated companies	(121,697)	(6,948)	(7,374)
Operating income (loss)	(65,663)	226,503	26,495
Other income:
Interest and dividends	15,101	21,987	16,652
Gain on sale of securities investments, net	671	41,781	12,049
Other	7,706	4,888	13,752
	23,478	68,656	42,453
Other expenses:
Interest	22,769	26,657	23,460
Loss on devaluation of securities investments	3,604	7,724	1,648
Foreign exchange loss, net	5,089	10,360	9,224
Other	7,264	8,334	8,875
	38,726	53,075	43,207
Income (loss) before income taxes	(80,911)	242,084	25,741
Income taxes:
Current	110,045	75,734	101,243
Deferred	206,708	64,664	(6,661)
	316,753	140,398	94,582
Net income (loss)	(397,664)	101,686	(68,841)
Less - Net income attributable to noncontrolling interests	57,374	60,146	59,528
Net income (loss) attributable to Sony Corporation’s stockholders	(455,038)	41,540	(128,369)

(Continued on following page.)

F-6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2012	2013	2014
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(453.42)	41.32	(124.99)
– Diluted	(453.42)	38.79	(124.99)

Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

F-7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Net income (loss)	(397,664)	101,686	(68,841)
Other comprehensive income, net of tax ―
Unrealized gains on securities	21,740	68,609	19,310
Unrealized gains on derivative instruments	539	308	742
Pension liability adjustment	(33,173)	(6,623)	11,883
Foreign currency translation adjustments	(17,911)	161,818	158,884
Total comprehensive income (loss)	(426,469)	325,798	121,978
Less – Comprehensive income attributable to noncontrolling interests	65,748	82,619	62,437
Comprehensive income (loss) attributable to Sony Corporation's stockholders	(492,217)	243,179	59,541

The accompanying notes are an integral part of these statements.

F-8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	(397,664)	101,686	(68,841)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	366,270	376,735	376,695
Amortization of film costs	188,836	208,051	285,673
Stock-based compensation expense	1,952	1,232	1,068
Accrual for pension and severance costs, less payments	36,647	(16,669)	(38,131)
Other operating (income) expense, net	(59,594)	(235,219)	48,666
(Gain) loss on sale or devaluation of securities investments, net	2,933	(34,057)	(10,401)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(21,080)	(72,633)	(58,608)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	2,819	(5,689)	(3,688)
Deferred income taxes	206,708	64,664	(6,661)
Equity in net loss of affiliated companies, net of dividends	138,772	8,819	10,022
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	4,427	55,712	(29,027)
Decrease in inventories	29,778	56,987	20,248
Increase in film costs	(186,783)	(173,654)	(266,870)
Increase (decrease) in notes and accounts payable, trade	(59,410)	(206,621)	103,379
Increase (decrease) in accrued income and other taxes	(44,635)	12,446	(3,110)
Increase in future insurance policy benefits and other	330,548	434,786	391,541
Increase in deferred insurance acquisition costs	(68,634)	(73,967)	(77,656)
Increase in marketable securities held in the financial services business for trading purposes	(39,161)	(25,254)	(33,803)
(Increase) decrease in other current assets	(35,181)	91,762	(48,115)
Increase (decrease) in other current liabilities	7,682	(55,830)	58,656
Other	111,075	(37,122)	13,079
Net cash provided by operating activities	516,305	476,165	664,116

(Continued on following page.)

F-9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2012	2013	2014
Cash flows from investing activities:
Payments for purchases of fixed assets	(382,549)	(326,490)	(283,457)
Proceeds from sales of fixed assets	22,661	245,758	99,694
Payments for investments and advances by financial services business	(1,028,150)	(1,046,764)	(1,032,594)
Payments for investments and advances (other than financial services business)	(28,021)	(92,364)	(14,892)
Proceeds from sales or return of investments and collections of advances by financial services business	474,466	400,654	426,621
Proceeds from sales or return of investments and collections of advances (other than financial services business)	93,165	78,010	75,417
Proceeds from sales of businesses	8,430	52,756	15,016
Payment for Sony Ericsson acquisition, net of cash acquired	(71,843)	–	–
Other	28,955	(16,840)	3,693
Net cash used in investing activities	(882,886)	(705,280)	(710,502)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	216,887	159,781	178,935
Payments of long-term debt	(112,043)	(326,164)	(164,540)
Increase (decrease) in short-term borrowings, net	(26,158)	(29,683)	25,183
Increase in deposits from customers in the financial services business, net	214,831	237,908	238,828
Proceeds from issuance of convertible bonds	–	150,000	–
Dividends paid	(25,078)	(25,057)	(25,643)
Payment for purchase of So-net shares from noncontrolling interests	–	(55,178)	–
Other	(7,869)	(23,079)	(44,886)
Net cash provided by financing activities	260,570	88,528	207,877
Effect of exchange rate changes on cash and cash equivalents	(13,825)	72,372	58,614
Net increase (decrease) in cash and cash equivalents	(119,836)	(68,215)	220,105
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	826,361
Cash and cash equivalents at end of the fiscal year	894,576	826,361	1,046,466
Supplemental data:
Cash paid during the fiscal year for –
Income taxes	127,643	90,991	101,091
Interest	20,276	24,161	23,819
Non-cash investing and financing activities –
Conversion of convertible bonds	–	–	31,220
Obtaining assets by entering into capital leases	56,403	10,025	82,260
Share exchange for So-net remaining noncontrolling interests	–	7,005	–
Collections of deferred proceeds from sales of receivables –	132,636	20,608	35,196

The accompanying notes are an integral part of these statements.

F-10

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	630,921	1,159,666	1,558,624	(803,955)	(4,670)	2,540,586	385,600	2,926,186
Exercise of stock acquisition rights	2	2				4	165	169
Stock-based compensation		1,838				1,838		1,838
Comprehensive income:
Net income (loss)			(455,038)			(455,038)	57,374	(397,664)
Other comprehensive income, net of tax –
Unrealized gains on securities				15,256		15,256	6,484	21,740
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)
Total comprehensive income (loss)						(492,217)	65,748	(426,469)
Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813
Balance at March 31, 2012	630,923	1,160,236	1,078,434	(841,134)	(4,637)	2,023,822	457,836	2,481,658

(Continued on following page.)

F-11

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	630,923	1,160,236	1,078,434	(841,134)	(4,637)	2,023,822	457,836	2,481,658
Exercise of stock acquisition rights							109	109
Stock-based compensation		851				851		851
Comprehensive income:
Net income			41,540			41,540	60,146	101,686
Other comprehensive income, net of tax –
Unrealized gains on securities				43,238		43,238	25,371	68,609
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818
Total comprehensive income						243,179	82,619	325,798
Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests shareholders and other		(50,401)				(50,401)	(51,627)	(102,028)
Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004

(Continued on following page.)

F-12

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated Other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	121	121				242		242
Conversion of zero coupon convertible bonds	15,610	15,610				31,220		31,220
Stock-based compensation		906				906		906
Comprehensive income:
Net income (loss)			(128,369)			(128,369)	59,528	(68,841)
Other comprehensive income, net of tax –
Unrealized gains on securities				18,430		18,430	880	19,310
Unrealized gains on derivative instruments				742		742		742
Pension liability adjustment				11,777		11,777	106	11,883
Foreign currency translation adjustments				156,961		156,961	1,923	158,884
Total comprehensive income						59,541	62,437	121,978
Stock issue costs, net of tax			(127)			(127)		(127)
Dividends declared			(26,017)			(26,017)	(15,430)	(41,447)
Purchase of treasury stock					(76)	(76)		(76)
Reissuance of treasury stock		(140)			264	124		124
Transactions with noncontrolling interests shareholders and other		62				62	(1,745)	(1,683)
Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141

The accompanying notes are an integral part of these statements.

F-13

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

F-14

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1) Significant accounting policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occur.

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

F-15

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been a sale or a complete or substantially complete liquidation of the net investment.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these

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two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Mobile Products & Communications (“MP&C”), Game, Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method. Concurrently, estimated useful lives for certain assets were also changed. Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated. The net effect of the changes caused a decrease in depreciation expense of 8,985 million yen for the fiscal year ended March 31, 2013, which is primarily included in cost of sales in the consolidated statements of income. Net income attributable to Sony Corporation’s stockholders, basic net income per share attributable to Sony Corporation’s stockholders and diluted net income per share attributable to Sony Corporation’s stockholders increased by 8,034 million yen, 7.99 yen and 7.50 yen, respectively, for the fiscal year ended March 31, 2013.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible assets are less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2014, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed and internal-use software are generally amortized on a straight-line basis, generally, over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

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Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased, or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

The costs incurred for internal-use software during the application development stage are capitalized and amortized, mainly to selling, general and administrative expenses, on a straight-line basis over the estimated useful life. Costs related to the preliminary project stage and post implementation activities are expensed as incurred.

Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the MP&C, Game, IP&S and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant

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estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 — Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 — One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the each interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value on a gross basis. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

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Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized immediately in earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized immediately in earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included immediately in earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the MP&C, Game, IP&S, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis.  When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

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Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product are recorded when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment juvenile contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2012, 2013 and 2014, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 17,641 million yen, 14,643 million yen and 12,112 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television productions.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

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Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

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(2) Recently adopted accounting pronouncements

Disclosure about balance sheet offsetting -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for disclosure about balance sheet offsetting. The guidance requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards. Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities. This guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment. The guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test. Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired. This guidance was effective for Sony as of April 1, 2013. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The guidance requires entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts. This guidance was effective for Sony as of April 1, 2013. Sony applied this guidance prospectively from the date of adoption. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

(3) Recent accounting pronouncements not yet adopted

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the FASB issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance is effective for Sony as of April 1, 2014. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest, will be included in earnings in a business combination achieved in stages. This guidance is effective for Sony as of April 1, 2014. Sony will apply this guidance prospectively from the date of adoption. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

F-24

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance is effective for Sony as of April 1, 2014. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance will be effective for Sony as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

Revenue from contracts with customers -

In May 2014, the FASB issued new accounting guidance addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. This guidance will be effective for Sony as of April 1, 2017. The effect of this guidance, as well as the transition method, is being evaluated and will depend upon the method of transition as well as the nature and significance of transactions upon adoption.

(4) Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2012 and 2013 have been made to conform to the presentation for the fiscal year ended March 31, 2014.

Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, capitalized internal-use software was reclassified from other noncurrent assets to intangibles, net in the consolidated balance sheets.  In addition, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Certain information in Notes 9 and 28 were also reclassified, accordingly.

(5) Revisions

During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements as summarized below. Sony had previously recognized substantially all of the revenue from universal life insurance contracts over the period of the contract as fees were earned for services. However, Sony had recognized a small portion of the overall contract revenue, representing the residual amount of revenue after taking into account the future insurance liabilities and future services to be provided to the policyholder, as fees were received. Under the revision, Sony will also recognize this small portion of revenue over the contract period. The application of the prior revenue recognition accounting, which occurred over a number of years, was immaterial to previously issued financial statements, but its cumulative impact would have been material to the consolidated financial statements had it been adjusted in the fiscal year ended March 31, 2014. Accordingly, Sony revised its financial statements for the prior periods as indicated below.

As part of the above revision, Sony adjusted its financial statements for a previously disclosed matter related the calculation of indirect taxes at a subsidiary. That adjustment, substantially all of which related to the HE&S segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, reduced the loss before income taxes in consolidated statements of income for the fiscal year ended March 31, 2012, with an offset to retained earnings.

F-25

Consolidated Balance Sheets

	Yen in millions
	March 31, 2013
	As previously reported	As adjusted
Deferred insurance acquisition costs	460,758	465,499
Deferred income taxes (Long-term liabilities)	373,999	369,919
Future insurance policy benefits and other	3,540,031	3,535,532
Policyholders’ account in the life insurance business	1,693,116	1,715,610
Retained earnings	1,102,297	1,094,775
Unrealized gains on securities, net	107,061	109,079
Noncontrolling interests	483,412	479,742

Consolidated Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net sales	5,526,611	5,529,716
Financial services revenue	868,971	865,737	1,004,623	999,276
Selling, general and administrative	1,375,887	1,375,242
Financial services expenses	736,050	734,954	855,971	854,221
Operating income (loss)	(67,275)	(65,663)	230,100	226,503
Other expenses – Interest	23,432	22,769
Income (loss) before income taxes	(83,186)	(80,911)	245,681	242,084
Income taxes – Current	108,545	110,045
Income taxes – Deferred	206,694	206,708	65,771	64,664
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Less – Net income attributable to noncontrolling interests	58,235	57,374	61,142	60,146
Net income (loss) attributable to Sony Corporation’s stockholders	(456,660)	(455,038)	43,034	41,540

	Yen
Per share data:
Basic EPS	(455.03)	(453.42)	42.80	41.32
Diluted EPS	(455.03)	(453.42)	40.19	38.79

Consolidated Statements of Comprehensive Income

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Unrealized gains on securities	20,557	21,740	66,844	68,609
Less – Comprehensive income attributable to noncontrolling interests	66,136	65,748	82,909	82,619
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(494,549)	(492,217)	243,614	243,179

F-26

F-27

Consolidated Statements of Cash Flows

	Yen in millions
	Fiscal year ended March 31
	2012		2013
	As previously reported	As adjusted	As previously reported	As adjusted
Net income (loss)	(398,425)	(397,664)	104,176	101,686
Depreciation and amortization, including amortization of deferred insurance acquisition costs*	319,594	366,270	330,554	376,735
Deferred income taxes	206,694	206,708	65,771	64,664
Increase in future insurance policy benefits and other	332,728	330,548	438,371	434,786
Increase in other current liabilities	10,595	7,682
Other (Cash flows from operating activities)*	156,667	111,075	7,224	(37,122)
Increase in deposits from customers in the financial services business, net	211,597	214,831	232,561	237,908

* Including reclassification of amortization of internal-use software described in Note 2 (4) above.

3. Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Finished products	489,519	495,865
Work in process	85,631	85,361
Raw materials, purchased components and supplies	134,904	152,717
Inventories	710,054	733,943

4. Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Motion picture productions:
Released	90,716	98,645
Completed and not released	2,420	37,720
In production and development	111,365	63,910
Television productions:
Released	49,651	56,461
In production and development	2,820	2,664
Broadcasting rights	37,189	48,798
Less: current portion of broadcasting rights included in inventories	(24,072)	(32,399)
Film costs	270,089	275,799

Sony estimates that approximately 92% of the unamortized costs of released films at March 31, 2014 will be amortized within the next three years. Approximately 114 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 115 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

F-28

5. Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership).

During fiscal year ended March 31, 2012, Sony Corporation acquired the remaining interests in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and sold all of its shares of S-LCD Corporation (“S-LCD”), both of which were considered significant equity affiliates. There are no remaining individually significant investments following these transactions.

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions March 31
	2013	2014
Current assets	254,606	307,726
Noncurrent assets	513,104	716,159
Current liabilities	205,749	235,618
Noncurrent liabilities and noncontrolling interests	308,410	501,893
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510
Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)
Income (loss) before income taxes	(39,735)	(7,742)
Income taxes (expense)	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	-
Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies,
before consolidating and reconciling adjustments	(57,759)	(4,058)
Consolidating and reconciling adjustments:
Impairment loss including translation adjustments	-	(60,019)
Other	79	(1)
Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

F-29

	Yen in millions
	Fiscal year ended March 31
	2013	2014
Net revenues	193,405	306,383
Operating income (loss)	(14,759)	(1,064)
Net income (loss) attributable to controlling interests	(26,026)	(15,195)
Percentage of ownership in equity investees	20%-50%	20%-50%

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson (“Ericsson”) focused on mobile phone handsets, was established in October 2001 and was included in affiliated companies accounted for under the equity method through February 15, 2012. On February 15, 2012, Sony Corporation acquired Ericsson’s 50 percent stake in Sony Ericsson, making the mobile handset business a wholly-owned subsidiary of Sony Corporation. Refer to Note 24.

S-LCD, a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share.  On January 19, 2012, Sony sold to Samsung all of its shares of S-LCD, and received cash consideration of 71,986 million yen (1.07 trillion Korean won) from Samsung. Following the transaction S-LCD was no longer an equity affiliate. During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. Cash proceeds from the sale of the investment in S-LCD are included in sales of securities investments in the consolidated statements of cash flows.

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP. Sony accounts for its interest in DHP under the equity method. DHP was determined to be a variable interest entity as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares in its consolidated subsidiary M3, Inc. (“M3”) to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony deconsolidated M3 as its share ownership fell to 49.8% of the issued and outstanding shares of M3 and recorded a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen related to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of Sony’s remaining shares in M3. On September 17, 2013, Sony sold an additional 155,000 shares of M3 (9.75% of the issued and outstanding shares of M3) to a third party for cash consideration of 37,799 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 12,793 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2014. Although Sony’s ownership has decreased to 39.41% due to the above-mentioned sales and M3’s subsequent issuance of additional common stock, Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 91,316 million yen at March 31, 2014. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2013 and 2014.

F-30

With the exception of the investment in M3 which is quoted on the Tokyo Stock Exchange and has a carrying and fair value at March 31, 2014 of 105,778 million yen and 107,892 million yen, respectively, there were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2013 and 2014.

The number of affiliated companies accounted for under the equity method at March 31, 2013 and 2014 were 101 and 107, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2013	2014
Accounts receivable, trade	7,294	8,271
Accounts payable, trade	880	1,030
Capital lease obligations	27,485	71,345

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales	79,677	18,565	23,647
Purchases	157,930	1,725	1,533
Lease payments	24,159	25,523	38,919

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2012, 2013 and 2014. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Notes 8 and 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2012, 2013 and 2014 were 1,964 million yen, 2,360 million yen and 2,840 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6. Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2012, 2013 and 2014 were insignificant. Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser.  The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows.

Sony has established an accounts receivable sales program within the electronics business in the United States whereby a subsidiary can sell up to 150 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 4,462 million yen at March 31, 2013 and 6,405 million yen at March 31, 2014. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

F-31

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Total trade receivables sold	476,855	355,872	247,863
Deferred proceeds	117,343	8,098	36,678
Collections of deferred proceeds	132,636	20,608	35,196

During the fiscal year ended March 31, 2014, Sony established an accounts receivable sales program in the United States whereby a subsidiary in the Pictures segment can sell up to 596 million U.S. dollars of eligible trade accounts receivables in the aggregate to a commercial bank. Sony recognized a gain within other income from sales of accounts receivable under this program for the fiscal year ended March 31, 2014 of 1,394 million yen. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 22,188 million yen at March 31, 2014. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2014 were as follows:

Yen in millions
Fiscal year ended March 31
2014
Total trade receivables sold	53,720
Deferred proceeds	22,188
Collections of deferred proceeds	-

Sony has established several accounts receivable sales programs within the electronics business in Japan whereby Sony can sell up to 57,990 million yen of eligible trade accounts receivables in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by commercial banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2012, 2013 and 2014 were 126,513 million yen, 105,888 million yen and 75,808 million yen, respectively.

Sony has established several accounts receivable sales programs in the Financial Services segment whereby a subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by commercial banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2012, 2013 and 2014 were 130,060 million yen, 89,700 million yen and 1,950 million yen, respectively.

During the fiscal years ended March 31, 2013 and 2014, Sony established several accounts receivable sales programs within the electronics business whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, and held by certain subsidiaries in North America denominated in several currencies, primarily the U.S. dollar. Through these programs Sony can sell receivables on an uncommitted basis to a commercial bank or a special purpose entity associated with a sponsor bank. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 216,000 million yen as of March 31, 2014. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the date the receivables are sold. Total receivables sold during the fiscal years ended March 31, 2013 and 2014 were 66,020 million yen and 337,442 million yen, respectively.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”). Refer to Note 23.

F-32

7. Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2013				March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,106,265	114,806	(463)	1,220,608	1,130,397	113,684	(28)	1,244,053
Japanese local government bonds	66,553	643	(1)	67,195	62,670	468	(7)	63,131
Japanese corporate bonds	210,519	1,715	(70)	212,164	168,275	984	(8)	169,251
Foreign corporate bonds	425,892	17,502	(620)	442,774	434,570	16,547	(182)	450,935
Other	20,607	4,431	(2)	25,036	27,587	3,684	(17)	31,254
	1,829,836	139,097	(1,156)	1,967,777	1,823,499	135,367	(242)	1,958,624
Equity securities	89,079	44,443	(997)	132,525	84,074	91,977	(34)	176,017
Held-to-maturity securities:
Japanese national government bonds	3,876,600	545,188	-	4,421,788	4,398,018	418,845	(3)	4,816,860
Japanese local government bonds	7,195	432	-	7,627	6,222	373	-	6,595
Japanese corporate bonds	28,918	3,571	-	32,489	28,030	2,705	-	30,735
Foreign government bonds	-	-	-	-	16,359	847	(1)	17,205
Foreign corporate bonds	52,738	20	-	52,758	56,284	19	-	56,303
	3,965,451	549,211	-	4,514,662	4,504,913	422,789	(4)	4,927,698
Total	5,884,366	732,751	(2,153)	6,614,964	6,412,486	650,133	(280)	7,062,339

On September 28, 2012, Sony entered into a business alliance agreement and capital alliance agreement with Olympus Corporation (“Olympus”). Under the terms of the capital alliance agreement, Olympus issued 34,387,900 common shares at 1,454 yen per share to Sony through a third-party allotment in two tranches. Accordingly, Sony made an investment of 19,047 million yen on October 23, 2012 for the first third-party allotment of 13,100,000 shares and acquired 4.35% of the total voting rights of Olympus. In addition, Sony made an investment of 30,953 million yen on February 22, 2013 for the second third-party allotment of 21,287,900 shares and acquired an additional 7.07% of the total voting rights of Olympus. As a result, Sony increased its ownership of the total voting rights of Olympus to 11.46%. The investment in Olympus shares is classified as available-for-sale equity securities.

F-33

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2014
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	207,511	217,917	9,290	9,314
Due after one year through five years	428,698	434,953	14,117	14,696
Due after five years through ten years	255,872	271,122	43,590	47,734
Due after ten years	931,418	1,034,632	4,437,916	4,855,954
Total	1,823,499	1,958,624	4,504,913	4,927,698

Proceeds from sales of available-for-sale securities were 177,850 million yen, 143,437 million yen and 207,574 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. On these sales, gross realized gains were 9,593 million yen, 46,865 million yen and 9,015 million yen and gross realized losses were 1,834 million yen, 527 million yen and 703 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2013 and 2014 were 530,787 million yen and 623,667 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2013 and 2014, totaled 68,329 million yen and 54,808 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized gains of 21,216 million yen, 72,793 million yen and 59,137 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

F-34

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2013 and 2014.

	Yen in millions
	March 31, 2013
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	3,383	-	46,796	(463)	50,179	(463)
Japanese local government bonds	592	(1)	-	-	592	(1)
Japanese corporate bonds	4,731	(7)	5,271	(63)	10,002	(70)
Foreign corporate bonds	28,133	(83)	19,228	(537)	47,361	(620)
Other	61	-	144	(2)	205	(2)
	36,900	(91)	71,439	(1,065)	108,339	(1,156)
Equity securities	10,458	(933)	75	(64)	10,533	(997)
Held-to-maturity securities:
Japanese national government bonds	-	-	-	-	-	-
Japanese local government bonds	-	-	-	-	-	-
Japanese corporate bonds	-	-	-	-	-	-
Foreign corporate bonds	-	-	-	-	-	-
Other	-	-	-	-	-	-
	-	-	-	-	-	-
Total	47,358	(1,024)	71,514	(1,129)	118,872	(2,153)

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,299	(28)	377	-	52,676	(28)
Japanese local government bonds	2,342	(6)	655	(1)	2,997	(7)
Japanese corporate bonds	217	-	2,206	(8)	2,423	(8)
Foreign government bonds	6,601	(15)	30	(2)	6,631	(17)
Foreign corporate bonds	42,190	(167)	5,400	(15)	47,590	(182)
	103,649	(216)	8,668	(26)	112,317	(242)
Equity securities	192	(3)	73	(31)	265	(34)
Held-to-maturity securities:
Japanese national government bonds	730	(3)	-	-	730	(3)
Japanese local government bonds	-	-	-	-	-	-
Japanese corporate bonds	140	-	-	-	140	-
Foreign government bonds	337	(1)	-	-	337	(1)
Foreign corporate bonds	-	-	-	-	-	-
	1,207	(4)	-	-	1,207	(4)
Total	105,048	(223)	8,741	(57)	113,789	(280)

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For the fiscal years ended March 31, 2012, 2013 and 2014, total realized impairment losses were 5,530 million yen, 8,554 million yen and 1,806 million yen, respectively.

At March 31, 2014, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8. Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2013	2014
Machinery, equipment and others	63,008	135,619
Film costs	9,147	9,348
Accumulated amortization	(36,287)	(59,352)
	35,868	85,615

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2014:

Fiscal year ending March 31	Yen in millions
2015	34,910
2016	29,769
2017	9,455
2018	3,325
2019	3,338
Later fiscal years	5,509
Total minimum lease payments	86,306
Less - Amount representing interest	2,057
Present value of net minimum lease payments	84,249
Less - Current obligations	34,442
Long-term capital lease obligations	49,807

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(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2014 are as follows:

Fiscal year ending March 31	Yen in millions
2015	62,152
2016	50,028
2017	37,980
2018	28,512
2019	17,680
Later fiscal years	106,145
Total minimum future rentals	302,497

Rental expenses under operating leases for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,188 million yen, 78,523 million yen and 101,410 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2012, 2013 and 2014 were 1,423 million yen, 904 million yen and 1,119 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2014 were 2,882 million yen.

(3)	Sale and leaseback transactions

Sony City Osaki sale and leaseback -

In February 2013, Sony sold its “Sony City Osaki” office building and premises (“Sony City Osaki”) to Nippon Building Fund Inc. and a Japanese institutional investor. The sale was structured such that Sony placed Sony City Osaki in a trust and then sold the trust beneficiary rights.  In connection with the sale, Sony entered into an agreement to lease Sony City Osaki for a period of five years after the sale. The leaseback is accounted for as an operating lease.

The sale price was 111,100 million yen and Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2014 is 4,914 million yen is recorded in other current liabilities and 14,743 million yen in other noncurrent liabilities in the consolidated balance sheets.

550 Madison sale and leaseback -

In March 2013, Sony exercised its option to purchase the headquarters building (the “U.S. headquarters building”) of its U.S. subsidiary which was leased from a VIE in which Sony was the primary beneficiary for 255 million U.S. dollars. Concurrent with the exercise of the purchase option, Sony completed the sale of the U.S. headquarters building to a third party. In connection with the sale, Sony entered into an agreement to lease the U.S. headquarters building for a period of three years after the sale. The leaseback is accounted for as an operating lease.

The sale price was 1,100 million U.S. dollars and Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. Of the remaining deferred gain as of March 31, 2014, 55 million U.S. dollars is recorded in other current liabilities and 55 million U.S. dollars in other noncurrent

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liabilities in the consolidated balance sheets.

Sale and leaseback transactions with SFIL -

In the fiscal year ended March 31, 2012, Sony entered into a three year sale and leaseback transaction for certain machinery and equipment with SFIL. The leaseback is accounted for as a capital lease. Sony received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition described in Note 24, and as such there was no gain or loss recorded in the sale and leaseback transaction.

In the fiscal year ended March 31, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 11,789 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with proceeds of 6,262 million yen and a seven year term was accounted for as a capital lease and included within proceeds from sale of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in either sale and leaseback transaction.

In the fiscal year ended March 31, 2014, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 6,810 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with leasing companies including SFIL, with proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

9. Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2014 totaled 107,410 million yen, which are all subject to amortization and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	6,527	5
Trademarks	6,114	13
Software to be sold, leased or otherwise marketed	17,562	3
Internal-use software	67,867	5
Other	9,340	4

In the fiscal year ended March 31, 2014, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

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Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2013		March 31, 2014
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	280,715	(118,363)	285,563	(151,089)
Customer relationships	26,485	(3,658)	28,573	(4,523)
Trademarks	21,896	(5,894)	31,697	(9,996)
Software to be sold, leased or otherwise marketed	115,341	(73,314)	127,359	(91,904)
Internal-use software	427,521	(260,407)	457,453	(289,561)
Music catalogs	183,398	(62,255)	200,475	(72,883)
Artist contracts	26,702	(18,939)	30,778	(23,681)
Television carriage contracts (broadcasting agreements)	41,264	(4,759)	45,158	(7,496)
Other	95,501	(67,026)	95,285	(67,036)
Total	1,218,823	(614,615)	1,302,341	(718,169)

Certain PC software titles in the Game segment were written down to net realizable value in the fiscal year ended March 31, 2014. The impairment charge of 6,165 million yen was recorded in cost of sales in the consolidated statements of income.

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2012, 2013 and 2014 was 104,272 million yen, 122,787 million yen and 135,664 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2015	112,790
2016	95.177
2017	75,342
2018	57,732
2019	38,123

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Trademarks	68,099	69,126
Distribution agreements	19,116	19,143
Other	3,198	3,222
Total	90,413	91,491

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The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2013 and 2014 are as follows:

	Yen in millions
	Mobile Products & Communications	Game	Imaging Products & Solutions	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2012:
Goodwill - gross	138,255	123,211	5,967	5,320	33,159	138,320	100,956	3,020	43,769	591,977
Accumulated impairments	-	-	(300)	(5,320)	-	-	(306)	(706)	(8,587)	(15,219)
Goodwill	138,255	123,211	5,667	0	33,159	138,320	100,650	2,314	35,182	576,758
Increase (decrease) due to:
Acquisitions*1	-	19,793	-	-	2,044	3,174	2,626	-	1,022	28,659
Sales and dispositions*2	-	-	-	-	-	-	-	-	(15,040)	(15,040)
Impairments*3	-	-	-	-	-	-	-	-	(1,445)	(1,445)
Translation adjustments	15,314	4,527	108	-	316	19,338	10,402	-	2,368	52,373
Other *4	-	-	-	-	1,750	25	(28)	-	191	1,938
Balance, March 31, 2013:
Goodwill - gross	153,569	147,531	6,075	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	-	-	(300)	(5,320)	-	-	(306)	(706)	(10,032)	(16,664)
Goodwill	153,569	147,531	5,775	0	37,269	160,857	113,650	2,314	22,278	643,243
Increase (decrease) due to:
Acquisitions	-	-	-	-	-	10,205	38	-	-	10,243
Sales and dispositions*5	-	-	(9)	-	-	(903)	-	-	(5,292)	(6,204)
Impairments*3	-	-	-	-	-	-	-	-	(13,264)	(13,264)
Translation adjustments	26,610	3,041	205	-	131	17,148	9,245	-	1,323	57,703
Other*4	-	-	216	-	-	-	(153)	-	19	82
Balance, March 31, 2014:
Goodwill - gross	180,179	150,572	6,487	5,320	37,400	187,307	123,086	3,020	28,360	721,731
Accumulated impairments	-	-	(300)	(5,320)	-	-	(306)	(706)	(23,296)	(29,928)
Goodwill	180,179	150,572	6,187	0	37,400	187,307	122,780	2,314	5,064	691,803

*1 Substantially all of the acquisition amounts in the Game segment relate to the Gaikai Inc. (“Gaikai”) acquisition. Refer to Note 24.

*2 Sales and dispositions amounts in All Other for the fiscal year ended March 31, 2013 substantially all relate to the sale of certain M3 shares. Refer to Note 5.

*3 During the fiscal years ended March 31, 2013 and 2014, Sony recorded impairment losses of 1,445 million yen and 13,264 million yen, respectively, in reporting units included in All Other. The impairment charges reflected the overall decline in the fair values of the reporting units. The fair values of the reporting units were estimated using the present value of expected future cash flows. The most significant impairment related to the disc manufacturing business in the fiscal year ended March 31, 2014. Refer to Note 19.

*4 Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

*5 Sales and dispositions in All Other for the fiscal year ended March 31, 2014 substantially all relate to the sale of Gracenote, Inc. Refer to Note 25.

10. Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the

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supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2013 and 2014 were 362,267 million yen and 390,649 million yen, respectively.

(1) Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2012, 2013 and 2014 were 651,752 million yen, 718,052 million yen and 670,506 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,958 million yen, 81,974 million yen and 86,780 million yen, respectively.

(2) Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2012, 2013 and 2014 amounted to 54,854 million yen, 54,700 million yen and 45,236 million yen, respectively.

(3) Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2013 and 2014, future insurance policy benefits amounted to 3,528,127 million yen and 3,815,351 million yen, respectively.

(4) Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts.　 Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.9% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2013	2014
Universal life insurance	1,221,903	1,397,294
Investment contracts	363,213	509,880
Other	130,494	116,298
Total	1,715,610	2,023,472

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11. Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2013	2014
Unsecured loans:
with a weighted-average interest rate of 3.89% with a weighted-average interest rate of 4.22%	77,894
		105,836
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.10%		6,000
	87,894	111,836

At March 31, 2014, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 6,346 million yen as collateral for 6,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 25,677 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2013	2014
Unsecured loans, representing obligations principally to banks:
Due 2013 to 2024, with interest rates ranging from 0.37% to 5.10% per annum	567,952
Due 2014 to 2024, with interest rates ranging from 0.33% to 5.53% per annum		482,778
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,995	29,997
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,998	24,999
Unsecured 1.40% bonds, due 2013	10,700
Unsecured 1.30% bonds, due 2014 Unsecured 0.55% bonds, due 2016	110,000 10,000	110,000 10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018		150,000
Unsecured 2.00% bonds, due 2018 Unsecured 2.07% bonds, due 2019	16,300 50,000	16,300 50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2017	150,000	118,780
Secured 0.10% loans, due 2016		20,000
Capital lease obligations and other:
Due 2013 to 2026, with interest rates ranging from 0.28% to 7.77% per annum Due 2014 to 2027, with interest rates ranging from 0.36% to 6.35% per annum	44,125	90,560
Guarantee deposits received	15,646	14,152
	1,094,716	1,182,566
Less - Portion due within one year	156,288	265,918
	938,428	916,648

At March 31, 2014, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 23,125 million yen as collateral for 20,000 million yen of long-term loans.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year

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maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of the countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

In November 2012, Sony issued 150,000 million yen of Zero Coupon Convertible Bonds due 2017 (the “Zero Coupon Convertible Bonds”). The bondholders are entitled to stock acquisition rights effective from December 14, 2012 to November 16, 2017. The initial conversion price is 957 yen per common share. Aside from the standard anti-dilution provisions, the conversion price is reduced for a certain period before an early redemption triggered upon the occurrence of certain corporate events including a merger, corporate split and delisting event. The reduced amount of the conversion price will be determined by a formula which is based on the effective date of the reduction and Sony’s common stock price. The reduced conversion price ranges from 870 yen to 957 yen per common share. The conversion price is also adjusted for dividends in excess of 25 yen per common share per fiscal year. The bondholders may require Sony to redeem the Zero Coupon Convertible Bonds on or after a reduction in the conversion price is triggered at 100% of its principal amount, together with a redemption premium which begins at 2.5% of the principal amount and ends at zero, amortized on a straight-line basis over the term of the Zero Coupon Convertible Bonds. In addition, Sony has the option to redeem all of the Zero Coupon Convertible Bonds outstanding at 100% of the principal amount after November 30, 2015, if the closing sales prices per share of Sony’s common stock on the Tokyo Stock Exchange on 20 consecutive trading days are 130% or more of the conversion price, or at any time if less than 10% of the original issuance is outstanding. Sony was not required to bifurcate any of the embedded features contained in the Zero Coupon Convertible Bonds for accounting purposes. There are no significant adverse debt covenants related to the Zero Coupon Convertible Bonds, although there are certain cross-default provisions.

In June 2013, Sony issued unsecured straight bonds for Japanese retail investors in the aggregate principal amount of 150,000 million yen. The proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt, and to fund capital expenditures.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2015	265,918
2016	128,452
2017	188,851
2018	236,165
2019	199,279
Later fiscal years	163,901
Total	1,182,566

At March 31, 2014, Sony had unused committed lines of credit amounting to 733,329 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2014, Sony has commercial paper programs totaling 808,760 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

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12. Housing loans and deposits from customers in the banking business

(1) Housing loans in the banking business

Sony acquires and holds certain financial receivables in the normal course of business. A majority of financing receivables held by Sony consist of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligators. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2013 were 860,330 million yen and 1,135 million yen, and at March 31, 2014 were 949,300 million yen and 1,083 million yen, respectively. During the fiscal years ended March 31, 2013 and 2014, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2013 and 2014. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

(2) Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2013 and 2014, the balances of time deposits issued in amounts of 10 million yen or more were 362,691 million yen and 335,484 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2014, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2016	35,243
2017	10,830
2018	4,193
2019	4,861
2020	8,580
Later fiscal years	43,857
Total	107,564

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13. Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1) Assets and liabilities that are measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

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The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2013 and 2014 are as follows:

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	278,575	252,212	-	530,787	530,787	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,220,608	-	1,220,608	24,335	1,196,273	-	-
Japanese local government bonds	-	67,195	-	67,195	61	67,134	-	-
Japanese corporate bonds	-	209,950	2,214	212,164	40,359	171,805	-	-
Foreign corporate bonds	-	422,022	20,752	442,774	96,896	345,878	-	-
Other	-	25,036	-	25,036	98	24,938	-	-
Equity securities	132,447	78	-	132,525	-	132,525	-	-
Other investments*1	6,742	3,126	76,892	86,760	-	86,760	-	-
Derivative assets*2	-	21,862	-	21,862	-	-	20,713	1,149
Total assets	417,764	2,222,089	99,858	2,739,711	692,536	2,025,313	20,713	1,149
Liabilities:
Derivative liabilities*2	-	41,998	-	41,998	-	-	20,322	21,676
Total liabilities	-	41,998	-	41,998	-	-	20,322	21,676

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	348,832	274,835	-	623,667	623,667	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,244,053	-	1,244,053	24,822	1,219,231	-	-
Japanese local government bonds	-	63,131	-	63,131	1,491	61,640	-	-
Japanese corporate bonds	-	168,240	1,011	169,251	58,661	110,590	-	-
Foreign corporate bonds	-	444,128	6,807	450,935	113,501	337,434	-	-
Other	3,027	28,227	-	31,254	1,134	30,120	-	-
Equity securities	175,931	86	-	176,017	-	176,017	-	-
Other investments*1	8,031	3,612	75,837	87,480	-	87,480	-	-
Derivative assets*2	-	11,887	-	11,887	-	-	10,863	1,024
Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024
Liabilities:
Derivative liabilities*2	-	30,549	-	30,549	-	-	15,155	15,394
Total liabilities	-	30,549	-	30,549	-	-	15,155	15,394

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

F-46

Transfers into level 1 were 1,612 million yen and 6,631 million yen for the fiscal years ended March 31, 2013 and 2014 respectively, as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 2,417 million yen and 2,250 million yen for the fiscal years ended March 31, 2013 and 2014 respectively, as quoted prices for certain trading securities were not available in an active market.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2013
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	1,513	15,291	309	73,451
Total realized and unrealized gains (losses):
Included in earnings *1	-	12	-	5,765
Included in other comprehensive income (loss) *2	(2)	2,086	(9)	1,984
Purchases	-	4,701	-	1,836
Settlements	-	(4,100)	-	(2,982)
Transfers into level 3 *3	703	4,906	-	-
Transfers out of level 3 *4	-	(2,244)	(300)	-
Other	-	100	-	(3,162)
Ending balance	2,214	20,752	-	76,892
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	-	(14)	-	5,765

	Yen in millions
	Fiscal year ended March 31, 2014
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other investments
Beginning balance	2,214	20,752	76,892
Total realized and unrealized gains (losses):
Included in earnings *1	-	335	4,184
Included in other comprehensive income (loss) *2	-	15	2,699
Purchases	-	7,199	829
Settlements	-	(6,138)	(8,456)
Transfers into level 3 *3	-	1,030	-
Transfers out of level 3 *4	(1,203)	(12,698)	-
Other	-	(3,688)	(311)
Ending balance	1,011	6,807	75,837
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings *1	-	(70)	3,755

*1 Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.
F-47

*3 Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4 Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain hybrid financial instruments for which the price fluctuates primarily based on the main stock index in Japan (Nikkei index), certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2) Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2013 and 2014, such measurements of fair value related primarily to the following:

	During the fiscal year ended March 31, 2013
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Remeasurement of retained investment in M3	128,289	-	-	117,216
Long-lived assets impairments	-	-	3,935	(14,494)
				102,722

	During the fiscal year ended March 31, 2014
	Estimated fair value			Amounts included in earnings
	Level 1	Level 2	Level 3
Assets:
Long-lived assets impairments	-	-	57,236	(72,724)
Goodwill impairment	-	-	0	(13,264)
				(85,988)

Remeasurement of retained investment in M3

During the fiscal year ended March 31, 2013, Sony sold part of its shares in M3 and remeasured the remaining shares to fair value in accordance with the accounting guidance for deconsolidation of a subsidiary. This measurement is classified as level 1 because a quoted price for the shares of M3 is available on the Tokyo Stock Exchange. Refer to Note 5.

Long-lived assets and goodwill impairments

During the fiscal year ended March 31, 2013, Sony recorded impairments related to long-lived assets, mainly in the LCD television business.  Refer to Note 19. During the fiscal year ended March 31, 2014, Sony recorded impairments related to long-lived assets, primarily in the battery, disc manufacturing and PC businesses, and goodwill in the disc manufacturing business. Refer to Notes 9 and 19. Sony’s determination of fair value was based on the present value of expected net cash flows using the most recent business plan, including Sony’s decision to exit the PC business, while also taking into consideration prices and other relevant information generated by market transactions involving comparable assets where applicable. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 10% and projected revenue growth rates ranging from zero to 15% were used in the fair value measurements related to the long-lived assets for the battery business, and a discount rate of 10% and projected declining revenue rates ranging from (6)% to (13)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business.

F-48

(3) Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2013
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	-	947,276	-	947,276	860,330
Total assets	-	947,276	-	947,276	860,330
Liabilities:
Long-term debt including the current portion	-	1,221,174	-	1,221,174	1,094,716
Investment contracts included in policyholders’ account in the life insurance business	-	363,634	-	363,634	363,213
Total liabilities	-	1,584,808	-	1,584,808	1,457,929

	Yen in millions
	March 31, 2014
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	-	1,041,166	-	1,041,166	949,300
Total assets	-	1,041,166	-	1,041,166	949,300
Liabilities:
Long-term debt including the current portion	-	1,315,539	-	1,315,539	1,182,566
Investment contracts included in policyholders’ account in the life insurance business	-	480,012	-	480,012	509,880
Total liabilities	-	1,795,551	-	1,795,551	1,692,446

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curves with certain risk premiums. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14. Derivative instruments and hedging activities

F-49

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2012, 2013 and 2014, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2012, 2013 and 2014, the effect of derivatives designated as cash flow hedges on income and other comprehensive income, and the ineffective portions of the hedging relationships were not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. At March 31, 2014, there were no derivatives qualifying as cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial

F-50

Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2013	2014	Liability derivatives	2013	2014
Interest rate contracts	Prepaid expenses and other current assets	2	2	Current liabilities other	1,227	1,221
Interest rate contracts	Assets other	254	1,012	Liabilities other	18,892	13,941
Foreign exchange contracts	Prepaid expenses and other current assets	5	6	Current liabilities other	15	24
		261	1,020		20,134	15,186

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2013	2014	Liability derivatives	2013	2014
Interest rate contracts		-	-	Current liabilities other	147	18
Interest rate contracts		-	-	Liabilities other	2,784	1,429
Foreign exchange contracts	Prepaid expenses and other current assets	20,706	10,855	Current liabilities other	18,933	13,892
Foreign exchange contracts	Assets other	895	12	Liabilities other	-	24
		21,601	10,867		21,864	15,363
Total derivatives		21,862	11,887		41,998	30,549

F-51

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2012, 2013 and 2014.

Derivatives under fair value hedging relationships	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2012	2013	2014
Interest rate contracts	Financial services revenue	(2,998)	(11,275)	131
Foreign exchange contracts	Foreign exchange gain or (loss), net	(49)	1	(1)
Total		(3,047)	(11,274)	130

Derivatives not designated as hedging instruments	Yen in millions
	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2012	2013	2014
Interest rate contracts	Financial services revenue	(3,303)	(2,779)	(167)
Foreign exchange contracts	Financial services revenue	(79)	7,202	1,198
Foreign exchange contracts	Foreign exchange gain or (loss), net	4,324	5,596	2,703
Credit contracts	Financial services revenue	(25)	(3)	-
Total		917	10,016	3,734

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2013		March 31, 2014
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,127,799	(7,185)	1,415,132	(3,737)
Currency option contracts purchased	1,296	44	14,988	137
Currency option contracts written	1,037	(6)	1,683	(6)
Currency swap agreements	459,019	9,507	515,300	221
Other currency contracts	58,294	298	67,043	319
Interest rate contracts:
Interest rate swap agreements	529,642	(22,794)	413,572	(15,596)

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets and derivative liabilities as of March 31, 2013 and 2014.

F-52

	Yen in millions
	As of March 31, 2013
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	18,954	8,458	-	10,496
Derivative assets not subject to master netting agreements	2,908			2,908
Total derivative assets	21,862	8,458	-	13,404
Derivative liabilities subject to master netting agreements	39,371	22,921	-	16,450
Derivative liabilities not subject to master netting agreements	2,627			2,627
Total derivative liabilities	41,998	22,921	-	19,077

	Yen in millions
	As of March 31, 2014
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	9,386	5,619	-	3,767
Derivative assets not subject to master netting agreements	2,501			2,501
Total derivative assets	11,887	5,619	-	6,268
Derivative liabilities subject to master netting agreements	28,017	22,058	-	5,959
Derivative liabilities not subject to master netting agreements	2,532			2,532
Total derivative liabilities	30,549	22,058	-	8,491

15. Pension and severance plans

(1) Defined benefit and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

F-53

The components of net periodic benefit costs for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Service cost	29,774	25,343	24,827
Interest cost	15,196	14,606	12,152
Expected return on plan assets	(15,401)	(16,389)	(17,822)
Recognized actuarial loss	12,219	12,853	11,480
Amortization of prior service costs	(10,380)	(10,271)	(10,176)
Net periodic benefit costs	31,408	26,142	20,461

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Service cost	3,348	2,387	3,032
Interest cost	10,082	10,197	12,068
Expected return on plan assets	(9,049)	(9,245)	(11,480)
Amortization of net transition asset	139	117	12
Recognized actuarial loss	2,771	1,781	3,693
Amortization of prior service costs	(448)	(566)	(643)
Losses (gains) on curtailments and settlements	1,111	(405)	1,074
Net periodic benefit costs	7,954	4,266	7,756

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,860 million yen, 9,910 million yen and 10 million yen, respectively.

F-54

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	789,059	827,044	221,641	274,928
Service cost	25,343	24,827	2,387	3,032
Interest cost	14,606	12,152	10,197	12,068
Plan participants’ contributions	-	-	619	813
Amendments	-	-	27	(107)
Actuarial loss	49,258	14,138	25,385	3,392
Foreign currency exchange rate changes	-	-	27,354	36,867
Curtailments and settlements	-	-	(2,106)	(4,500)
Effect of changes in consolidated subsidiaries	(15,061)	(5)	-	-
Benefits paid	(36,161)	(30,710)	(10,576)	(12,795)
Benefit obligation at end of the fiscal year	827,044	847,446	274,928	313,698
Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	556,247	608,004	151,139	188,019
Actual return on plan assets	69,491	53,476	17,075	17,979
Foreign currency exchange rate changes	-	-	18,460	26,167
Employer contribution	10,369	16,758	10,501	6,912
Plan participants’ contributions	-	-	619	813
Curtailments and settlements	-	-	(351)	(3,334)
Effect of changes in consolidated subsidiaries	(7,003)	-	-	-
Benefits paid	(21,100)	(23,446)	(9,424)	(11,532)
Fair value of plan assets at end of the fiscal year	608,004	654,792	188,019	225,024
Funded status at end of the fiscal year	(219,040)	(192,654)	(86,909)	(88,674)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Noncurrent assets	2,219	2,446	1,903	3,292
Current liabilities	-	-	(2,462)	(2,565)
Noncurrent liabilities	(221,259)	(195,100)	(86,350)	(89,401)
Ending balance	(219,040)	(192,654)	(86,909)	(88,674)

F-55

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Prior service cost (credit)	(64,194)	(54,008)	(2,753)	(2,307)
Net actuarial loss	264,559	237,023	62,686	61,841
Obligation existing at transition	-	-	35	25
Ending balance	200,365	183,015	59,968	59,559

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Accumulated benefit obligations	824,345	842,978	233,949	290,014

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2013	2014	2013	2014
Projected benefit obligations	819,059	838,145	210,384	260,950
Accumulated benefit obligations	816,360	834,694	204,253	255,018
Fair value of plan assets	599,227	644,502	154,058	186,519

Weighted-average assumptions used to determine benefit obligations as of March 31, 2013 and 2014 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2013	2014	2013	2014
Discount rate	1.5%	1.4%	4.1%	4.1%
Rate of compensation increase	*	*	3.1	3.1

* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

F-56

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2012	2013	2014	2012	2013	2014
Discount rate	2.1%	1.9%	1.5%	5.2%	4.7%	4.1%
Expected return on plan assets	3.0	3.0	3.0	6.5	6.1	5.8
Rate of compensation increase	*	*	*	3.5	3.5	3.1

* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2014, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 39% of equity securities, 47% of fixed income securities and 14% of other investments for the pension plans of foreign subsidiaries.

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The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2013	Level 1	Level 2	Level 3
Cash and cash equivalents	8,419	8,419	-	-
Equity:
Equity securities*1	157,566	154,630	2,936	-
Fixed income:
Government bonds*2	268,297	-	268,297	-
Corporate bonds*3	33,053	-	33,053	-
Asset-backed securities*4	2,797	-	2,797	-
Commingled funds*5	72,410	-	72,410	-
Commodity funds*6	1,712	-	1,712	-
Private equity*7	27,205	-	-	27,205
Hedge funds*8	35,071	-	-	35,071
Real estate	1,474	-	-	1,474
Total	608,004	163,049	381,205	63,750

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2014	Level 1	Level 2	Level 3
Cash and cash equivalents	8,384	8,384	-	-
Equity:
Equity securities*1	173,067	169,210	3,857	-
Fixed income:
Government bonds*2	263,921	-	263,921	-
Corporate bonds*3	50,131	-	50,131	-
Asset-backed securities*4	2,930	-	2,930	-
Commingled funds*5	84,853	-	84,853	-
Commodity funds*6	1,767	-	1,767	-
Private equity*7	26,942	-	-	26,942
Hedge funds*8	41,108	-	-	41,108
Real estate	1,689	-	-	1,689
Total	654,792	177,594	407,459	69,739

*1   Includes approximately 63 percent and 64 percent of Japanese equity securities, and 37 percent and 36 percent of foreign equity securities for the fiscal years ended March 31, 2013 and 2014, respectively.

*2   Includes approximately 59 percent and 56 percent of debt securities issued by Japanese national and local governments, and 41 percent and 44 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2013 and 2014, respectively.

*3   Includes debt securities issued by Japanese and foreign corporation and government related agencies.

*4   Includes primarily mortgage-backed securities.

*5   Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 48 percent and 47 percent of investments in equity, 48 percent and 51 percent of investments in fixed income, and 4 percent and 2 percent of investments in other for the fiscal years ended March 31, 2013 and 2014, respectively.

*6   Represents commodity futures funds.

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*7  Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

*8  Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2013	Level 1	Level 2	Level 3
Cash and cash equivalents	171	171	-	-
Equity:
Equity securities*1	36,917	29,348	7,569	-
Fixed income:
Government bonds*2	52,061	-	52,061	-
Corporate bonds*3	20,095	-	15,322	4,773
Asset-backed securities	526	-	526	-
Insurance contracts*4	11,639	-	11,639	-
Commingled funds*5	58,007	-	58,007	-
Real estate and other*6	8,603	73	1,573	6,957
Total	188,019	29,592	146,697	11,730

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2014	Level 1	Level 2	Level 3
Cash and cash equivalents	1,648	1,648	-	-
Equity:
Equity securities*1	48,140	40,045	8,095	-
Fixed income:
Government bonds*2	61,644	-	61,644	-
Corporate bonds*3	25,937	-	19,682	6,255
Asset-backed securities	332	-	332	-
Insurance contracts*4	11,364	-	11,364	-
Commingled funds*5	63,057	-	63,057	-
Real estate and other*6	12,902	-	3,970	8,932
Total	225,024	41,693	168,144	15,187

*1   Includes primarily foreign equity securities.

*2   Includes primarily foreign government debt securities.

*3   Includes primarily foreign corporate debt securities.

*4   Represents annuity contracts with or without profit sharing.

*5   Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

*6   Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.

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Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted.　 These investments are classified as level 3.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

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The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2013 and 2014:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2012	23,388	42,258	1,435	67,081
Return on assets held at end of year	3,817	(1,514)	39	2,342
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	-	(5,673)	-	(5,673)
Transfers, net	-	-	-	-
Ending balance at March 31, 2013	27,205	35,071	1,474	63,750
Return on assets held at end of year	1,123	1,514	215	2,852
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	(1,386)	4,523	-	3,137
Transfers, net	-	-	-	-
Ending balance at March 31, 2014	26,942	41,108	1,689	69,739

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2012	3,961	-	5,083	9,044
Return on assets held at end of year	260	-	245	505
Return on assets sold during the year	1	-	-	1
Purchases, sales, and settlements, net	(20)	-	(23)	(43)
Transfers, net	-	-	-	-
Other*	571	-	1,652	2,223
Ending balance at March 31, 2013	4,773	-	6,957	11,730
Return on assets held at end of year	1,032	-	504	1,536
Return on assets sold during the year	-	-	(47)	(47)
Purchases, sales, and settlements, net	-	-	69	69
Transfers, net	-	-	-	-
Other*	450	-	1,449	1,899
Ending balance at March 31, 2014	6,255	-	8,932	15,187

* Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 13 billion yen to the Japanese plans and approximately 7 billion yen to the foreign plans during the fiscal year ending March 31, 2015.

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The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2015	31,224	11,374
2016	33,221	11,689
2017	34,303	12,393
2018	35,929	13,270
2019	39,183	13,761
2020 – 2024	216,059	76,629

(2) Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Japanese plans	464	3,729	3,602
Foreign plans	6,726	13,070	12,703

16. Stockholders’ equity

(1) Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2012, 2013 and 2014 have resulted from the following:

Number of shares
Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500
Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042
Balance at March 31, 2013	1,011,950,206
Exercise of stock acquisition rights	134,800
Conversion of zero coupon convertible bonds	32,622,761
Balance at March 31, 2014	1,044,707,767

At March 31, 2014, 142,865,832 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2012, 2013 and 2014.

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(2) Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2014 was 275,382 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2014, including cash dividends for the six-month period ended March 31, 2014, has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 13, 2014 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 19,080 million yen and 20,650 million yen at March 31, 2013 and 2014, respectively.

(3) Other comprehensive income

Other comprehensive income for the fiscal years ended March 31, 2012 and 2013 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*1	30,370	(10,637)	13,079
Less : Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less : Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*1	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments -
Translation adjustments arising during the period*1	(32,640)	74	(32,961)
Less : Reclassification adjustment included in net income*2,3	14,655	-	14,655
Other comprehensive income (loss)	(12,703)	(15,932)	(37,179)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*1	114,599	(36,198)	63,596
Less : Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(69)	12	(57)
Less : Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*1	(8,476)	1,853	(4,983)
Foreign currency translation adjustments -
Translation adjustments arising during the period*1	160,425	(2,534)	159,149
Less : Reclassification adjustment included in net income*2	3,927	-	3,927
Other comprehensive income (loss)	236,335	(22,789)	201,639

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Changes in accumulated other comprehensive income, net of tax, by component for the fiscal year ended March 31, 2014 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income before reclassifications	24,388	103	6,896	158,884	190,271
Amounts reclassified out of accumulated other comprehensive income	(5,078)	639	4,987	-	548
Net current-period other comprehensive income	19,310	742	11,883	158,884	190,819
Less: Other comprehensive income attributable to noncontrolling interests	880	-	106	1,923	2,909
Balance at March 31, 2014	127,509	-	(180,039)	(399,055)	(451,585)

*1 Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

*2 Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates.

*3 The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

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Reclassifications out of accumulated other comprehensive income for the fiscal year ended March 31, 2014 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income	Affected line items in consolidated statements of income
Unrealized gains (losses) on securities	(881)	Financial services revenue
	(7,801)	Gain on sale of securities investments, net
	447	Loss on devaluation of securities investments
	14	Other
Total before tax	(8,221)
Tax expense or (benefit)	3,143
Net of tax	(5,078)
Unrealized gains (losses) on derivative instruments	471	Interest
	348	Foreign exchange loss, net
Total before tax	819
Tax expense or (benefit)	(180)
Net of tax	639
Pension liability adjustment	5,440	*
Tax expense or (benefit)	(453)
Net of tax	4,987
Total amounts reclassified out of accumulated other comprehensive income, net of tax-	548

* The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4) Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2012, 2013 and 2014 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Net income (loss) attributable to Sony Corporation’s stockholders	(455,038)	41,540	(128,369)
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(640)	(57,364)	28
Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(455,678)	(15,824)	(128,341)

In September 2012, Sony conducted a tender offer to purchase additional common shares of So-net Entertainment Corporation (“So-net”). As a result, Sony’s equity ownership increased to 95.95%. On January 1, 2013, Sony acquired the remaining 4.05% equity ownership of So-net through a share exchange. The difference between cash consideration paid or the fair value of the shares of Sony delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 38,715 million yen. So-net subsequently changed its name to So-net Corporation, effective July 1, 2013.

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In March, 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India. As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. An additional 63 million U.S. dollars was paid during the fiscal year ended March 31, 2014 and 21 million U.S. dollars was paid on April 15, 2014. The remaining 42 million U.S. dollars will be paid on April 15, 2015. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen.

17. Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was 1,952 million yen, 1,232 million yen and 1,068 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was 287 million yen, 209 million yen and 207 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2012 and 2014 was 4 million yen and 200 million yen, respectively. Sony issued new shares upon exercise of these rights. During the fiscal year ended March 31, 2013, there were no exercises under the stock-based compensation plans. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2012, 2013 and 2014 was insignificant.

During the fiscal year ended March 31, 2013, the remaining outstanding stock appreciation rights (“SARs”) expired unexercised and the plan was subsequently terminated. The SARs were granted to certain employees in the United States of America and the employees received cash equal to the amount that the market price of Sony Corporation’s common stock exceeded the strike price of the SARs upon exercise of such rights.

There were no SARs granted or exercised during the fiscal years ended March 31, 2012 and 2013 and SARs compensation expense for the fiscal years ended March 31, 2012 and 2013 was insignificant.

Sony has a single remaining stock-based compensation plan as an incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2012, 2013 and 2014 was 345 yen, 189 yen and 821 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2012, 2013 and 2014 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2012		2013		2014
Weighted-average assumptions
Risk-free interest rate	1.08%		0.74%		1.43%
Expected lives	6.77	years	6.85	years	7.13	years
Expected volatility*	36.88%		39.61%		52.03%
Expected dividends	1.85%		3.25%		1.55%

* Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

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A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2014 is as follows:

	Fiscal year ended March 31, 2014
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	19,081,800	3,124
Granted	1,994,200	2,006
Exercised	134,800	1,483
Forfeited or expired	3,151,300	3,670
Outstanding at end of the fiscal year	17,789,900	3,094	5.47	1,841
Exercisable at end of the fiscal year	13,978,300	3,488	4.49	492

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2012 and 2014 was 0.2 million yen and 52 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2014, there was 1,354 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.03 years.

18. Great East Japan Earthquake and Thai Floods

(1) Great East Japan Earthquake

On March 11, 2011, Japan experienced a massive earthquake and tsunami (the “Great East Japan Earthquake”). The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located principally in northeastern Japan.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal, restoration and cleaning costs directly related to the damage caused by the disaster of 5,864 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were partially offset by insurance recoveries of 2,159 million yen, as described below. In addition, Sony also incurred other losses and expenses of 6,294 million yen, which included idle facility costs at manufacturing sites.   These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Great East Japan Earthquake for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories and provide business interruption coverage, including lost profits.

Insurance claims for the losses in the fiscal years ended March 31, 2011 and 2012 in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen was due to a certain carrier as reinsurance. The amount was recorded in other current liabilities in the consolidated balance sheets as of March 31, 2012 and was paid in the fiscal year ended March 31, 2013. The insurance proceeds were primarily included in investing activities in the consolidated statements of cash flows.

(2) Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”). The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

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For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs were recorded when the services were rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

For the fiscal year ended March 31, 2013, Sony incurred other additional expenses of 4,529 million yen which were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50,416 million yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26,316 million yen for fixed assets, inventories and additional expenses, of which 17,520 million yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24,100 million yen was for business interruption insurance recoveries, which applied to the lost profit which occurred after the Floods to December 31, 2011, and were recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5,788 million yen which represented the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period and substantially all related to damaged assets and inventories. Sony concluded that the recoveries from these insurance claims were probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers had the financial ability to pay the claims. These receivables were primarily recorded in prepaid expenses and other current assets in the consolidated balance sheets.

For the fiscal year ended March 31, 2013, insurance claims in the amount of 53,316 million yen were agreed to by the insurance carriers. Of this amount, Sony received 25,284 million yen for fixed assets, inventories and additional expenses, of which 11,961 million yen primarily represented the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 28,032 million yen was for business interruption insurance recoveries, which applied to the lost profit which occurred from January 1, 2012 through the end of the indemnity periods in addition to the unsettled portion of insurance claimed in the fiscal year ended March 31, 2012 and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2013, Sony had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,482 million yen which related to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 19, 2013 and advance payments of 3,555 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

For the fiscal year ended March 31, 2014, insurance claims in the amount of 12,076 million yen were agreed to by the insurance carriers. Of this amount, Sony received 624 million yen for fixed assets and additional expenses, of which 314 million yen primarily represented the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets, and were recorded in other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 11,452 million yen was for additional business interruption insurance recoveries and was recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other

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than fixed assets were included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

As of March 31, 2014, Sony still had pending insurance claims for additional expenses and business interruption. Sony recorded insurance receivables of 2,937 million yen which related to additional expenses and business interruption claims agreed to by the insurance carriers prior to the fiscal year end and paid by April 14, 2014 and advance payments of 3,204 million yen for repairs and other costs to be incurred. These receivables and advance payments were recorded in prepaid expenses and other current assets and other current liabilities in the consolidated balance sheets, respectively.

19. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2012, 2013 and 2014, Sony recorded total restructuring charges of 52,645 million yen, 74,386 million yen and 75,570 million yen, respectively.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2011	15,585	-	4,974	20,559
Sony Ericsson acquisition	8,789	-	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	-	(20,428)	-	(20,428)
Cash payments	(24,928)	-	(4,862)	(29,790)
Adjustments	98	-	(1,130)	(1,032)
Balance at March 31, 2012	24,997	-	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	-	(5,161)	-	(5,161)
Cash payments	(58,518)	-	(9,722)	(68,240)
Adjustments	3,498	-	988	4,486
Balance at March 31, 2013	32,729	-	5,675	38,404
Restructuring costs	41,820	18,991	14,759	75,570
Non-cash charges	-	(18,991)	-	(18,991)
Cash payments	(46,017)	-	(7,177)	(53,194)
Adjustments	3,312	-	659	3,971
Balance at March 31, 2014	31,844	-	13,916	45,760

* Significant asset impairments excluded from restructuring charges are described below.

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Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Mobile Products & Communications*	1,859	5,885	32,485
Game	519	250	371
Imaging Products & Solutions	1,398	11,240	3,422
Home Entertainment & Sound	5,007	11,815	1,537
Devices	26,373	19,096	5,464
Pictures	1,273	1,081	6,722
Music	5,710	2,305	576
Financial Services	1,822	-	-
All Other and Corporate	8,684	22,714	24,993
Total net restructuring charges	52,645	74,386	75,570
Depreciation associated with restructured assets	2,115	3,121	5,019
Total	54,760	77,507	80,589

* Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile which is included in the MP&C segment.

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

General - Retirement programs -

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements.

During the fiscal year ended March 31, 2013, these staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012.

In addition, during the fiscal year ended March 31, 2014, Sony made announcements regarding its exit from the PC business (refer to Note 25) in the MP&C segment, plans to operate the TV business in the HE&S segment as a wholly-owned subsidiary, and plans to optimize the manufacturing, sales, and headquarters functions that indirectly support the electronics businesses.

Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Mobile Products & Communications segment

In an effort to improve the performance of the MP&C segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas.

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Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the MP&C segment restructuring charges related mainly to employee termination benefits totaling 1,812 million yen, 4,959 million yen and 7,051 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

During the fiscal year ended March 31, 2012, as a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liabilities related to activities previously accrued by Sony Ericsson, but which were unpaid as of the acquisition date consisted of severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

Asset-impairment and associated costs of PC business -

As described in Note 25, Sony recorded impairment losses of 12,817 million yen for long-lived assets in the PC business during the fiscal year ended March 31, 2014. Sony also recorded 8,019 million yen of expenses to compensate suppliers for unused components in cost of sales in the consolidated statements of income for the fiscal year ended March 31, 2014, which were the incremental costs directly resulting from exiting the PC business.

Game segment

In an effort to improve the performance of the Game segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits in selling, general and administrative expenses in the consolidated statements of income.

Imaging Products & Solutions segment

In an effort to improve the performance of the IP&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the IP&S segment restructuring charges related mainly to employee termination benefits totaling 3,122 million yen, 9,720 million yen and 3,309 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

Home Entertainment & Sound segment

In an effort to improve the performance of the HE&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the HE&S segment restructuring charges related mainly to employee termination benefits totaling 4,548 million yen, 10,647 million yen and 1,194 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

Devices segment

In an effort to improve the performance of the Devices segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs as described above, initiatives to advance the rationalization

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of manufacturing operations and shifting and aggregating manufacturing to low-cost areas.

Retirement programs -

As a result of the retirement programs mentioned above, Sony recorded in the Devices segment restructuring charges related mainly to employee termination benefits totaling 5,445 million yen, 15,153 million yen and 2,917 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, in selling, general and administrative expenses in the consolidated statements of income.

Sale and asset-impairment of small- and medium-sized TFT LCD business -

As described in Note 25, Sony sold its small- and medium-sized TFT LCD business to Japan Display Inc. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the long-lived assets used by the business were classified as held for sale and recorded at the lesser of carrying value or fair value.

Pictures segment

In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce operating costs and rationalize certain operations.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Music segment

In an effort to improve the performance of the Music segment due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

All Other and Corporate

The resulting restructuring charges, included in the table above, related mainly to employee termination benefits, regarding headcount reductions described in general retirement programs for the fiscal year ended March 31, 2013. For the fiscal year ended March 31, 2014, restructuring charges of 12,819 million yen were recorded relating to a reduction in the scale of sales companies resulting from the decision to exit the PC business. These costs are primarily included in selling, general and administrative expenses in the consolidated statements of income.

Other asset impairment information

Sony excluded the below losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 16,700 million yen, 7,617 million yen and 7,798 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively, included within the HE&S segment, related to the LCD television asset group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange

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rates.

Asset-impairment of network business related long-lived assets -

Sony recorded an impairment loss of 12,601 million yen for the fiscal year ended March 31, 2012, included within All Other, related to the network business asset group, which has made investments in network improvements and security enhancements. This impairment loss primarily reflects a decrease in the estimated fair value of certain intangible and other long-lived assets.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflected management’s revised forecast over the limited period applicable to the impairment determination.

Asset-impairment of battery business related long-lived assets -

Sony recorded an impairment loss of 32,107 million yen for the fiscal year ended March 31, 2014, included within the Devices segment, related to long-lived assets in the battery business asset group. In light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and the evolving market trends. Following these developments, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Asset-impairment of disc manufacturing business related long-lived assets and goodwill -

Sony recorded impairment losses of 12,303 million yen and 13,264 million yen for the fiscal year ended March 31, 2014, included within All Other, related to long-lived assets and goodwill, respectively, in the disc manufacturing business.

The long-lived asset impairment in the disc manufacturing business relates to a lowered forecast of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2014, and reflects the faster than expected contraction of the physical media market. These factors also contributed to a lowered fair value estimate and the goodwill impairment.

20. Supplemental consolidated statements of income information

(1) Other operating (income) expense, net

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2012	2013	2014
Sony Ericsson remeasurement gain*1	(102,331)	-	-
Gain on sale, remeasurement, and issuance of M3 shares*2	-	(122,160)	(13,758)
Gain on sale of music publishing catalog in Pictures segment	-	-	(10,307)
Gain on sale of the U.S. headquarters building*3	-	(65,516)	(5,462)
Gain on sale of Sony City Osaki*3	-	(42,322)	(4,914)
(Gain) loss on sale of interests in subsidiaries and affiliates, net*1,4	(2,882)	(10,399)	(7,753)
(Gain) loss on sale, disposal or impairment of assets, net*4,5	45,619	5,178	90,860
	(59,594)	(235,219)	48,666

*1 Refer to Note 24.

*2 Refer to Note 5.

*3 Refer to Note 8.

*4 Refer to Note 25.

*5 Refer to Notes 13, 18 and 19.

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(2) Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2012, 2013 and 2014 were 433,477 million yen, 473,610 million yen and 466,030 million yen, respectively.

(3) Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were 357,106 million yen, 354,981 million yen and 474,372 million yen, respectively.

(4) Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2012, 2013 and 2014 were 76,644 million yen, 63,160 million yen and 62,871 million yen, respectively, which included the internal transportation costs of finished goods.

21. Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	(108,634)	182,170	98,152
Foreign subsidiaries	27,723	59,914	(72,411)
	(80,911)	242,084	25,741
Income taxes - Current:
Sony Corporation and all subsidiaries in Japan	33,921	34,288	41,339
Foreign subsidiaries	76,124	41,446	59,904
	110,045	75,734	101,243
Income taxes - Deferred:
Sony Corporation and all subsidiaries in Japan	2,808	75,149	(6,330)
Foreign subsidiaries	203,900	(10,485)	(331)
	206,708	64,664	(6,661)
Total income tax expense	316,753	140,398	94,582

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A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2012	2013	2014
Statutory tax rate	(41.0%)	38.3%	38.3%
Non-deductible expenses	4.3	1.3	8.9
Income tax credits	(3.7)	(1.4)	(2.1)
Change in statutory tax rate	(37.3)	(2.0)	3.6
Change in valuation allowances	504.9	23.2	365.7
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(21.8)	(0.7)	0.2
Lower tax rate applied to life and non-life insurance business in Japan	(7.0)	(3.2)	(31.0)
Foreign income tax differential	6.5	3.3	25.7
Adjustments to tax reserves	(16.4)	(3.2)	58.3
Effect of equity in net income (loss) of affiliated companies	61.7	0.1	9.0
Sony Ericsson remeasurement gain	(52.0)	-	-
Insurance recovery tax exemptions related to the Floods	(5.3)	(1.2)	(0.2)
Tax benefit related to intraperiod tax allocation	-	-	(111.9)
Other	(1.4)	3.5	2.9
Effective income tax rate	391.5%	58.0%	367.4%

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate from the fiscal year ended March 31, 2013 to the fiscal year ending March 31, 2015 was set at approximately 38% and from the fiscal year ending March 31, 2016 onward was set at approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax benefit of 32,729 million yen for the fiscal year ended March 31, 2012.

In March 2014, the Japanese legislature enacted tax law changes which included lowering the national tax rate. As a result, the statutory tax rate from fiscal year ending March 31, 2015 onward is set at approximately 36%, which is one year earlier than the tax law changes in November 2011 described above. This tax law change did not have a material impact on Sony’s results of operations.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal year ended March 31, 2014, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated a 28,797 million yen tax benefit to continuing operations, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets.

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The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2013	2014
Deferred tax assets:
Operating loss carryforwards for tax purposes	546,322	601,065
Accrued pension and severance costs	102,970	87,657
Film costs	90,456	133,050
Warranty reserves and accrued expenses	70,529	88,409
Future insurance policy benefits	24,217	25,187
Inventory	33,232	32,762
Depreciation	38,334	52,994
Tax credit carryforwards	62,599	74,544
Reserve for doubtful accounts	5,629	6,590
Impairment of investments	32,136	34,663
Deferred revenue in the Pictures segment	30,181	26,826
Other	170,865	164,082
Gross deferred tax assets	1,207,470	1,327,829
Less: Valuation allowance	(931,247)	(1,027,530)
Total deferred tax assets	276,223	300,299
Deferred tax liabilities:
Insurance acquisition costs	(146,507)	(154,474)
Future insurance policy benefits	(79,861)	(98,118)
Unbilled accounts receivable in the Pictures segment	(54,232)	(67,118)
Unrealized gains on securities	(63,730)	(75,467)
Intangible assets acquired through stock exchange offerings	(27,525)	(27,253)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(28,057)	(27,640)
Investment in M3	(46,336)	(38,049)
Other	(61,152)	(78,922)
Gross deferred tax liabilities	(507,400)	(567,041)
Net deferred tax liabilities	(231,177)	(266,742)

The net changes in the total valuation allowance were increases of 394,520 million yen, 63,014 million yen and 96,283 million yen for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Based on the weight of the available positive and negative evidence, in the fiscal year ended March 31, 2011, Sony established valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan. In the subsequent fiscal years, Sony also established valuation allowances at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain subsidiaries in other tax jurisdictions. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and its national tax filing group in Japan. As of March 31, 2012, Sony had concluded that with respect to SAHI and its consolidated tax filing group in the U.S., and SEU, a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was

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difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remained in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries were also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The increase during the fiscal year ended March 31, 2013 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SEU, partially offset by a decrease in the valuation allowance in the U.S. principally attributable to a gain on the sale of the U.S. headquarters building as described in Note 8.

The increase during the fiscal year ended March 31, 2014 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SAHI and its consolidated tax filing group in the U.S. In addition, certain other foreign subsidiaries recorded valuation allowances against their deferred tax assets.

Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2013	2014
Current assets - Deferred income taxes	44,615	53,068
Other assets - Deferred income taxes	107,688	105,442
Current liabilities - Other	(13,561)	(14,356)
Long-term liabilities - Deferred income taxes	(369,919)	(410,896)
Net deferred tax liabilities	(231,177)	(266,742)

At March 31, 2014, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,148,782 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies. It is not practicable to determine the amount of unrecognized deferred tax liabilities associated with such temporary differences as of March 31, 2014.

At March 31, 2014, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 601,065 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions.  With the exception of 172,124 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2015 and 2023, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2014 amounted to 74,544 million yen. With the exception of 22,261 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.

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A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2012	2013	2014
Balance at beginning of the fiscal year	225,120	288,311	191,886
Reductions for tax positions of prior years	(25,302)	(11,533)	(19,696)
Additions for tax positions of prior years	59,159	8,980	9,325
Additions based on tax positions related to the current year	44,307	27,849	21,877
Settlements	(4,046)	(140,813)	(6,687)
Lapse in statute of limitations	(3,807)	(7,495)	(4,643)
Foreign currency translation adjustments	(7,120)	26,587	22,733
Balance at end of the fiscal year	288,311	191,886	214,795
Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	77,925	72,947	93,098

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MP&C, Game, IP&S, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions.  The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2012, Sony reversed 1,336 million yen of interest expense and 333 million yen of penalties.

During the fiscal year ended March 31, 2013, Sony reversed 3,935 million yen of interest expense and 367 million yen of penalties. At March 31, 2013, Sony had recorded liabilities of 9,252 million yen and 3,707 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2014, Sony reversed 2,699 million yen of interest expense and recorded 352 million yen of penalties. At March 31, 2014, Sony had recorded liabilities of 6,553 million yen and 4,060 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 3,510 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2007 through 2013, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2013.

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22. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2012, 2013 and 2014 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(455,038)	41,540	(128,369)

	Thousands of shares
Weighted-average shares outstanding	1,003,578	1,005,417	1,027,024
Effect of dilutive securities:
Stock acquisition rights	-	67	-
Zero coupon convertible bonds	-	65,308	-
Weighted-average shares for diluted EPS computation	1,003,578	1,070,792	1,027,024

	Yen
Basic EPS	(453.42)	41.32	(124.99)
Diluted EPS	(453.42)	38.79	(124.99)

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2012, 2013 and 2014 were 22,417 thousand shares, 17,272 thousand shares and 142,866 thousand shares, respectively. Potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2012 and 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 were included in the diluted EPS calculation for the fiscal year ended March 31, 2013 under the if-converted method beginning upon issuance.

23. Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2014 were 30,559 million yen and 3,883 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE.  The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use.  Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture.  In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as

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the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. At March 31, 2014, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	6,495
Account receivables, net	3,315
Other current assets	26,226
Property, plant and equipment, net	1,330
Intangibles, net	61,269
Goodwill	15,570
Other noncurrent assets	6,395
Total assets	120,600
Liabilities:
Accounts payable and accrued expenses	42,329
Other current liabilities	9,498
Other noncurrent liabilities	3,136
Total liabilities	54,963

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the July 2013 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 290 million U.S. dollars to the creditor should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary.  At March 31, 2014, the fair value of the assets held by the trust exceeded 290 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s

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economic performance nor does Sony have the obligation to absorb the losses of the VIE. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2014, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 17,817 million yen and accounts payable, trade of 19,453 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2014, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 324 million U.S. dollars and a net receivable balance of 12 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2014 is the aggregate amounts recorded on its balance sheet of 336 million U.S. dollars.

As described in Note 6, certain accounts receivable sales programs also involve VIEs. These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24. Acquisitions

(1) Game Show Network acquisition

In March 2011, Sony obtained a controlling interest in the Game Show Network (“GSN”). At that time, Sony also granted a put right and received a call right for an additional 18% interest in GSN. In September 2012, the other investor in GSN (the “Current Investor”) exercised its put right to sell the 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”).  The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”). After exercise, the 234 million U.S. dollars owed to the Current Investor was payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date. Sony paid to the Current Investor the first payment of 117 million U.S. dollars plus interest of 4 million U.S. dollars on April 2, 2013 and the second payment of 117 million U.S. dollars plus interest of 12 million U.S. dollars on December 13, 2013. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

(2) Sony Ericsson acquisition

On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, resulting in Sony Ericsson becoming a wholly-owned subsidiary of Sony. The transaction also provided Sony with a broad intellectual property cross-licensing (“IP cross-licensing”) agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. The agreement with Ericsson also provided for contingent consideration depending on the level of certain specified costs. Based on the estimated level of the specified costs, no amounts were expected to be paid under this arrangement and therefore no amounts were recorded as additional consideration. This acquisition will integrate Sony Ericsson, renamed Sony Mobile, into Sony’s platform of network-connected consumer electronics products with the aim of accelerating convergence.

Prior to the acquisition, Sony’s interest in Sony Ericsson was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in Sony Ericsson, Sony consolidated Sony Ericsson using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, noncontrolling interest and residual goodwill of Sony Ericsson. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. In addition, accumulated translation

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adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income.

The following table summarizes the fair values assigned to the assets and liabilities of Sony Ericsson that were recorded in the MP&C segment, and the IP cross-licensing that was assigned to Corporate for segment reporting purposes.

Yen in millions
Acquired assets and liabilities recorded at fair value as of the acquisition date
Cash and cash equivalents	35,331
Notes and accounts receivable, trade	54,522
Inventories	54,095
Prepaid expenses and other current assets	28,618
Property, plant and equipment	18,075
Intangibles	123,097
Goodwill	128,522
Other noncurrent assets	22,463
Total assets	464,723
Notes and accounts payable, trade	66,522
Accounts payable, other and accrued expenses	61,467
Other current liabilities	136,938
Other noncurrent liabilities	7,126
Total liabilities	272,053
Noncontrolling interest	14,047
Total	178,623

No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the MP&C segment.

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
IP cross-licensing	60,834	6
Developed technology	24,599	9
Customer relationships	19,597	14
Trademarks	14,086	7
Other	3,981	7
Total intangibles	123,097

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The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and Sony Ericsson as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

Yen in millions, except per share data
Fiscal year ended March 31
2012
(Unaudited)
Net sales	5,941,131
Operating income (loss)	(187,725)
Net loss attributable to Sony Corporation’s stockholders	(654,833)
Basic EPS	(652.50)
Diluted EPS	(652.50)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2011 and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes:

•	the elimination of equity in net income (loss) and consolidation of Sony Ericsson;
•	the gain from remeasurement of the previously owned equity interest;
•	incremental intangible asset amortization, net of the related tax effects;
•	certain royalty adjustments; and
•	additional debt issuance costs and interest expense, incurred in connection with the acquisition.

(3) Sony Semiconductor acquisitions

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets. Sony Semiconductor Kyushu Corporation has subsequently changed its name to Sony Semiconductor Corporation (“SCK”), effective November 1, 2011. Sony’s goal in acquiring the assets was to further strengthen its production capacity for CMOS image sensors.

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation, a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony initially entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFIL, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. The sale and lease back term was extended to five years during the fiscal year ended March 31, 2014. These transactions were included within other in the investing activities of the consolidated statements of cash flows.

The following table summarizes the fair values assigned to the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693
Total	57,451

On March 31, 2014, SCK acquired from Renesas Electronics Corporation (“Renesas”) semiconductor fabrication equipment and

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certain related assets (“Transferred Assets”) for 7,510 million yen. SCK is utilizing the Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Renesas to manufacture and supply system LSIs for a certain period following the acquisition. In connection with this, SCK also acquired related inventories from Renesas.

As the purchase prices were fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisitions. The unaudited supplemental pro forma results of operations have not been presented because the effects of the acquisitions were not material.

(4) Other acquisitions

During the fiscal year ended March 31, 2012, Sony completed other acquisitions for total consideration of 7,914 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 5,853 million yen of goodwill and 3,345 million yen of intangible assets.

During the fiscal year ended March 31, 2013, Sony completed other acquisitions for total consideration of 39,022 million yen which were paid for primarily in cash and included the August 10, 2012, acquisition of Gaikai for total cash consideration of 28,167 million yen. Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet. There was no material contingent consideration subject to future change. As a result of Sony’s acquisition of Gaikai and other businesses, Sony recorded 27,699 million yen of goodwill and 11,511 million yen of intangible assets.

During the fiscal year ended March 31, 2014, Sony completed other acquisitions for total consideration of 19,373 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 10,243 million yen of goodwill and 10,965 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25. Divestitures

(1) Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Devices segment, to Japan Display Inc. (“JDI”). In connection with the sale, Sony transferred legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business to JDI during the fiscal year ended March 31, 2013. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in JDI which Sony initially accounted for under the cost method. In March 2014, JDI completed an initial public offering and Sony sold a portion of its shares. The remaining shares were reclassified as available-for-sale equity securities following the initial public offering.

(2) S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

(3) Chemical products related business

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”). As a result of the transaction, the transfer of Sony's domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed. The sale resulted in net cash proceeds of 52,756 million yen, and a gain of 9,050 million yen, recorded in other operating (income) expense, net in the consolidated statements of income, for the fiscal year ended March 31, 2013.

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(4) Gracenote

On January 31, 2014, Sony sold all the shares of Gracenote, Inc., a wholly-owned subsidiary within All Other, to the Tribune Company for 170 million U.S. dollars subject to certain adjustments. The sale resulted in net cash proceeds of 156 million U.S. dollars and a gain of 54 million U.S. dollars, recorded within other operating (income) expense, net in the consolidated statements of income.

(5) PC business

On February 6, 2014, Sony announced an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business, which is included in the MP&C segment, following continued challenges in the PC market. As a result, Sony recorded an impairment loss of 12,817 million yen for long-lived assets in the fiscal year ended March 31, 2014, based on the present value of estimated net cash flows. Additionally, for the fiscal year ended March 31, 2014, Sony recorded charges of 8,019 million yen in cost of sales in the consolidated statements of income for expenses to compensate suppliers for unused components reflecting the termination of future manufacturing and charges of 7,278 million yen primarily for employee termination benefits which are included in selling, general and administrative expenses in the consolidated statements of income. These incremental costs directly resulted from Sony’s decision to exit the PC business and were recorded as restructuring charges. Sony also recorded charges of 17,391 million yen for the fiscal year ended March 31, 2014, primarily for the write-down of excess components in inventory which are included in cost of sales in the consolidated statements of income. In All Other, Sony recorded restructuring charges of 12,819 million yen primarily in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2014 relating to a reduction in the scale of sales companies resulting from Sony’s decision to exit the PC business.

Also, on February 6, 2014, Sony and Japan Industrial Partners, Inc. (“JIP”) entered into a memorandum of understanding to sell Sony’s PC business to a new company to be established by JIP. As of March 31, 2014, the corresponding assets and liabilities were not classified as held for sale because significant terms and conditions were still under negotiation.

26. Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion pictures or television programming it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion pictures, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2012, 2013 and 2014, 10,990 million yen, 31,587 million yen and 16,359 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 14,625 million yen, 12,538 million yen and 17,291 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

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27. Commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2014, the total unused portion of the lines of credit extended under these contracts was 24,171 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2) Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2014 amounted to 311,884 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within five years. As of March 31, 2014, these subsidiaries were committed to make payments under such contracts of 125,268 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2014, these subsidiaries were committed to make payments of 60,121 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within ten years. As of March 31, 2014, Sony has committed to make payments of 52,389 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2015	121,470
2016	67,998
2017	50,680
2018	26,986
2019	15,285
Later fiscal years	29,465
Total	311,884

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract.  As of March 31, 2014, Sony recorded 28,432 million yen in other current liabilities and 7,108 million yen in other long-term liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either Standard & Poor's Ratings Services (lower than “BBB-”) or Moody’s Investors Service (“Moody’s”) (lower than “Ba1”). The condition related to the credit rating by Moody’s was eased through an amendment in March 2014 to allow for a downgrade from Baa3 to Ba1.

(3) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ, the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain

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jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 29, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In November 2013, trial was set for September 2014 on a complaint by a former customer of Sony Corporation's U.S. subsidiary, Sony Electronics Inc., seeking recovery in connection with the former customer's bankruptcy filing. Based on the stage of this proceeding and information currently available, Sony believes that any reasonably possible loss would not have a material impact on Sony's results of operations and financial position.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2014 amounted to 41,282 million yen. The major components of these guarantees are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 290 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of March 31, 2014, the fair value of the collateral exceeded 290 million U.S. dollars.

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In addition to the above, Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in product warranty liability for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Balance at beginning of the fiscal year	54,940	67,860	66,776
Additional liabilities for warranties	60,073	55,880	83,959
Settlements (in cash or in kind)	(39,954)	(55,327)	(72,230)
Changes in estimate for pre-existing warranty reserve	(4,397)	(8,198)	(6,070)
Translation adjustment	(2,802)	6,561	7,283
Balance at end of the fiscal year	67,860	66,776	79,718

28. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Due to certain changes in the organizational structure during the fiscal year ended March 31, 2014, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable periods have been reclassified to conform to the current fiscal year’s presentation.

The MP&C segment includes Mobile Communications, and Personal and Mobile Products. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. The financial results of the MP&C segment include Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2013. Refer to Note 24. The IP&S segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The equity results of S-LCD were also included within the HE&S segment until the termination of the joint venture in January 2012. Refer to Note 5. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including So-net Corporation, an Internet-related service business subsidiary operating mainly in Japan, the network business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment.

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Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Mobile Products & Communications -
Customers	622,415	1,220,013	1,629,525
Intersegment	262	37,605	536
Total	622,677	1,257,618	1,630,061
Game -
Customers	679,899	527,110	750,448
Intersegment	125,067	179,968	228,799
Total	804,966	707,078	979,247
Imaging Products & Solutions -
Customers	780,422	752,603	737,474
Intersegment	4,694	3,598	3,729
Total	785,116	756,201	741,203
Home Entertainment & Sound -
Customers	1,285,833	993,822	1,166,007
Intersegment	428	1,005	2,572
Total	1,286,261	994,827	1,168,579
Devices -
Customers	677,208	583,968	589,194
Intersegment	349,360	264,607	204,996
Total	1,026,568	848,575	794,190
Pictures -
Customers	656,097	732,127	828,668
Intersegment	1,624	612	916
Total	657,721	732,739	829,584
Music -
Customers	430,751	431,719	492,058
Intersegment	12,038	9,989	11,230
Total	442,789	441,708	503,288
Financial Services -
Customers	865,737	999,276	988,944
Intersegment	2,924	3,113	4,902
Total	868,661	1,002,389	993,846
All Other -
Customers	441,948	506,729	532,936
Intersegment	64,596	56,283	61,675
Total	506,544	563,012	594,611
Corporate and elimination	(508,220)	(508,643)	(467,343)
Consolidated total	6,493,083	6,795,504	7,767,266

Game intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment. Corporate and elimination includes certain brand and patent royalty income.

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Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Operating income (loss):
Mobile Products & Communications	7,246	(97,170)	(75,037)
Game	29,302	1,735	(8,058)
Imaging Products & Solutions	19,641	1,442	26,327
Home Entertainment & Sound	(199,461)	(84,315)	(25,499)
Devices	(22,126)	43,895	(12,981)
Pictures	34,130	47,800	51,619
Music	36,887	37,218	50,208
Financial Services	129,283	142,209	170,292
All Other	(34,004)	101,480	(58,641)
Total	898	194,294	118,230
Corporate and elimination	(66,561)	32,209	(91,735)
Consolidated operating income (loss)	(65,663)	226,503	26,495
Other income	23,478	68,656	42,453
Other expenses	(38,726)	(53,075)	(43,207)
Consolidated income (loss) before income taxes	(80,911)	242,084	25,741

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The MP&C segment includes the fair value remeasurement gain on Sony’s previously held 50% equity interest in Sony Ericsson upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson. Refer to Note 24.

All Other includes the gains on sale and remeasurement related to the shares in M3. Refer to Note 5.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki. Refer to Note 8.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2012, 2013 and 2014 were 203,720 million yen, 69,602 million yen and 25,705 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories.

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Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Equity in net income (loss) of affiliated companies:
Mobile Products & Communications	(57,680)	-	-
Game	-	-	-
Imaging Products & Solutions	(154)	743	188
Home Entertainment & Sound	(64,078)	-	-
Devices	(44)	-	-
Pictures	(516)	(601)	(1,829)
Music	(372)	(4,766)	2,338
Financial Services	(1,252)	(2,303)	(2,336)
All Other	2,399	(21)	(5,735)
Consolidated total	(121,697)	(6,948)	(7,374)
Depreciation and amortization:
Mobile Products & Communications	11,799	25,777	31,365
Game	12,112	11,870	15,346
Imaging Products & Solutions	39,438	39,605	38,080
Home Entertainment & Sound	31,305	26,968	25,806
Devices	119,511	112,486	106,472
Pictures	16,007	15,428	18,078
Music	12,345	13,209	14,414
Financial Services, including deferred insurance acquisition costs	60,782	62,633	54,348
All Other	22,376	24,190	21,716
Total	325,675	332,166	325,625
Corporate	40,595	44,569	51,070
Consolidated total	366,270	376,735	376,695

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The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Mobile Products & Communications
Mobile Communications	77,732	733,622	1,191,787
Personal and Mobile Products	538,816	480,132	431,378
Other	5,867	6,259	6,360
Total	622,415	1,220,013	1,629,525
Game	679,899	527,110	750,448
Imaging Products & Solutions
Digital Imaging Products	489,526	449,724	413,255
Professional Solutions	280,645	285,698	306,885
Other	10,251	17,181	17,334
Total	780,422	752,603	737,474
Home Entertainment & Sound
Televisions	843,464	581,475	754,308
Audio and Video	433,800	405,024	400,828
Other	8,569	7,323	10,871
Total	1,285,833	993,822	1,166,007
Devices
Semiconductors	377,177	301,915	336,845
Components	295,822	271,654	249,856
Other	4,209	10,399	2,493
Total	677,208	583,968	589,194
Pictures
Motion Pictures	393,602	446,254	422,255
Television Productions	145,817	159,794	247,568
Media Networks	116,678	126,079	158,845
Total	656,097	732,127	828,668
Music
Recorded Music	311,979	307,788	347,684
Music Publishing	48,095	52,764	66,869
Visual Media and Platform	70,677	71,167	77,505
Total	430,751	431,719	492,058
Financial Services	865,737	999,276	988,944
All Other	441,948	506,729	532,936
Corporate	52,773	48,137	52,012
Consolidated total	6,493,083	6,795,504	7,767,266

Mobile Communications includes sales and operating revenue of Sony Mobile from February 16, 2012 through March 31, 2014.

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Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2012, 2013 and 2014 and property, plant and equipment, net as of March 31, 2013 and 2014 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2012	2013	2014
Sales and operating revenue:
Japan	2,101,435	2,197,881	2,199,099
United States	1,211,849	1,064,765	1,302,052
Europe	1,268,258	1,362,488	1,753,526
China	495,101	464,784	520,539
Asia-Pacific	636,489	806,205	1,013,635
Other Areas	779,951	899,381	978,415
Total	6,493,083	6,795,504	7,767,266

	Yen in millions
	March 31
	2013	2014
Property, plant and equipment, net:
Japan	617,581	526,472
United States	74,359	74,302
Europe	53,460	48,055
China	48,689	45,346
Asia-Pacific	48,977	39,815
Other Areas	18,484	16,020
Total	861,550	750,010

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

(2) Asia-Pacific: India, South Korea and Oceania

(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2012, 2013 and 2014.

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29. Subsequent events

(1) Sale of buildings and premises at the Gotenyama Technology Center

On April 30, 2014, Sony sold buildings and premises at the Gotenyama Technology Center with a total sales price of 23,163 million yen. Sony expects to recognize a gain on sale totaling 14,776 million yen in other operating (income) expense, net in the consolidated statements of income and will include proceeds from the sales of fixed assets within investing activities of the consolidated statements of cash flows for the first quarter of the fiscal year ending March 31, 2015.

(2) Sale of PC business

On May 2, 2014, Sony entered into agreements to sell its PC business and certain related assets to VAIO Corporation, to be established by JIP, with a targeted closing date of July 1, 2014. Although Sony expects to continue to incur certain costs related to exiting the PC business, no further significant gain or loss is expected to be recorded as a direct result of the sale. Refer to Note 25.

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